Filed pursuant to Rule 433

Registration Statement No. 333-130165

Free Writing Prospectus January 24, 2006

ALLION HEALTHCARE, INC.

Allion Healthcare, Inc., the issuing entity, has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this free writing prospectus relates. Before you invest, you are encouraged to read the prospectus in that registration statement and other documents the issuing entity has filed with the SEC for more complete information about the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuing entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-933-3445. This free writing prospectus is not required to contain all information that is required to be included in the prospectus.

The information in this free writing prospectus is preliminary and is subject to completion or change. The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.

On January 18, 2006, one of our directors, James B. Hoover resigned from our board effective immediately. Following Mr. Hoover’s resignation, our Board of Directors will have five members, three of whom are independent.

Mr. Hoover’s resignation letter of January 18, 2006 described concerns about certain matters involving communications with and among our board of directors, as well as the process by which the board addressed certain matters, including making changes to the composition of two standing committees. This letter followed a December 23, 2005 letter that Mr. Hoover sent to our chairman and chief executive officer seeking to discuss his compensation as a non-employee director (and chairperson of the Audit Committee) and his concerns about certain board procedures and board scheduling practices. We disagree with Mr. Hoover’s position and certain of his factual statements, as discussed in the Form 8-K filed by us on January 23, 2006.

After receipt of Mr. Hoover’s resignation notice, our Board held a special meeting on January 19, 2006 and appointed John Colloton as a member of the Nominating and Corporate Governance Committee and determined that he qualifies as an “audit committee financial expert” as such term is defined by the SEC.

At present, we have only two members on our Audit Committee. None of our remaining three directors satisfies the independence standards for service on the Audit Committee, pursuant to Rule 4350(d)(2) of the Nasdaq Marketplace Rules. While a vacancy exists on our Audit Committee, we will operate under an exemption available under Rule 4350(d)(4) of the Nasdaq Marketplace Rules and have properly notified the Nasdaq Stock Market of our intentions. This exemption allows us to continue to be in compliance with the Nasdaq Marketplace Rules until the earlier of our next annual meeting or one year from the date of Mr. Hoover’s resignation, at which time the Audit Committee will be required to have three members that satisfy the Nasdaq independence requirements. Our Nominating and Governance Committee has been charged with identifying a qualified individual to serve on the Board and fill the vacancy created by Mr. Hoover’s resignation.

We have filed an amendment to our registration statement on Form S-1 to reflect Mr. Hoover’s resignation. You can access our Form S-1/A by clicking on the following hyperlink: http://www.sec.gov/Archives/edgar/data/847935/000119312506010280/0001193125-06-010280-index.htm